现 金 流 量 表

STATEMENTS OF CASH FLOWS

会企03表

编制单位:浙江康迪车业有限公司　　Producer: Zhejiang Kandi Vehicles Co., Ltd.　　单位：人民币元 Unit: RMB

项　　目	Item	附注	Note	年度	Year	年度	Year
一、经营活动产生的现金流量	1. CASH FLOWS FROM OPERATING ACTIVITIES						
销售商品、提供劳务收到的现金	cash received from sales of goods and rendering of services						
收到的税费返还	tax return						
收到的其他与经营活动有关的现金	other cash received relating to operation activities						
经营活动现金流入小计	Subtotal cash inflows from operation activities						
购买商品、接受劳务支付的现金	cash paid for goods purchased and services received						
支付给职工以及为职工支付的现金	cash paid to and for employees						
支付的各项税费	taxes paid						
支付的其他与经营活动有关的现金	other cash paid relating to operation activities						
经营活动现金流出小计	Subtotal cash outflows used in operation activities						
经营活动产生的现金流量净额	net cash flows from operation activities						
二、投资活动产生的现金流量	2. CASH FLOWS FROM INVESTING ACTIVITIES						
收回投资所收到的现金	cash received from disposal of investments						
取得投资收益所收到的现金	cash received from returns of investments						
处置固定资产、无形资产和其他长期资产所收回的现金净额	net cash received from disposal of fixed assets, intangible assets and other long-term assets						
处置子公司及其他营业单位收到的现金净额	net cash received from disposal of subsidiaries and other business units						
收到的其他与投资活动有关的现金	other cash received relating to investment activities						
投资活动现金流入小计	Subtotal cash inflows from investment activities						
购建固定资产、无形资产和其他长期资产所支付的现金	cash paid to acquire fixed assets, intangible assets and other long-term assets						
投资所支付的现金	cash used in investment						
取得子公司及其他营业单位支付的现金净额	net cash outflows of procurement of subsidiaries and other business units						
支付的其他与投资活动有关的现金	other cash payments relating to investment activities						
投资活动现金流出小计	Subtotal cash outflows used in investment activities						
投资活动产生的现金流量净额	net cash flows from investment activities						
三、筹资活动产生的现金流量：	3. CASH FLOWS FROM FINANCING ACTIVITIES:						
吸收投资所收到的现金	cash received from capital contribution						
借款所收到的现金	cash received from loans						
发行债券收到的现金	cash from issuance of securities						
收到的其他与筹资活动有关的现金	other cash received relating to financing activities						
筹资活动现金流入小计	Subtotal cash inflow from financing activities						
偿还债务所支付的现金	cash repayment of debts						
分配股利、利润或偿付利息所支付的现金	cash payments for dividend, profit and interest						
支付的其他与筹资活动有关的现金	other cash paid relating to financing activities						
筹资活动现金流出小计	Subtotal cash outflow used in financing activites						
筹资活动产生的现金流量净额	net cash flows provided by financing activities						
四、汇率变动对现金及现金等价物的影响	4. Effect of exchange rate changes on cash and cash equivalents						
五、现金及现金等价物净增加额	5.net increase in cash and cash equivalents						
加：期初现金及现金等价物余额	add:begining cash and cash equivalents balance						
六、期末现金及现金等价物余额	6.ending cash and cash equivalents balance						

法定代表人:　　主管会计工作负责人:　　会计机构负责人:

legal representative:　　accountant in charge　　accounting head

会工01表

资 产 负 债 表

BALANCE SHEETS

编制单位：浙江康迪车业有限公司 producer: Zhejiang Kandi Vehicles Co., Ltd.　　Date:　　单位：元　unit: Yuan

资产	assets	-	年初数	beginning of year	期末数	ending	负债和所有者权益	liabilities and shareholders' equity	-		年初数	beginning	期末数	ending
货币资金	Cash on hand and cash at bank	1					短期借款	short term loans	37					
短期投资	Short term investments	2					应付票据	Notes payables	38					
应收票据	Notes receivable	3					应付账款	Accounts payables	39					
应收股利	Dividend receivable	4					预收账款	advances to suppliers	40					
应收利息	Interest receivable	5					应付工资	Accrued Payroll	41					
应收账款	Accounts receivable	6					应付福利费	Accrued welfare	42					
减：坏账准备	Less: Bad debt provision	7					未付利润	profit payable	44					
应收账款净额	Net accounts receivable	8					应付股利	dividend payable	45					
其他应收款	Other receivables	9					应交税金	taxes payable	46					
预付账款	prepayments to suppliers	10					其他应付款	other payables	48					
应收补贴款	subsidy receivable	11					预提费用	accrued expenses	49					
存货	Inventory	12					预计负债	estimated liabilities	50					
待摊费用	prepaid expenses	13					一年内到期的长期负债	long term liabilities maturing within one year maturity	51					
一年内到期的长期债权投资	long term bonds investment maturing within one year	14					其他流动负债	other current liabilities	52					
其他流动资产	other current assets	15					流动负债合计	total current liabilities	53					
流动资产合计	total current assets	16												
长期投资：	long term investment:													
长期投资	long term investment:	17												
长期债权投资	long term debts investmens	18					长期负债：	long-term liabilities						
委托贷款	entrust loans	19					长期借款	long-term loans	54					
长期投资合计	total long term investment	20					应付债券	bonds payable	55					
固定资产：	fixed assets						长期应付款	long-term payables	56					
固定资产原价	fixed assets, at cost	21					专项应付款	special payables	57					
减：累计折旧	less:accumulated depreciation	22					其他长期负债	other long-term liabilities	58					
固定资产净值	net fixed assets	23							59					
减：固定资产减值准备	Less: provision for fixed asset impairment	24					其中：住房周转金	of which:working fund for housing	60					
固定资产净额	net fixed assets	25					递延税项：	deferred taxes						
工程物资	engineering material	26					递延税款贷项	deferred taxes liability	61					
在建工程	Construction in progress	27					负债合计	total liabilities	62					
固定资产清理	disposal of fixed assets	28												
固定资产合计	total fixed assets	29					所有者权益：	shareholders' equity						
无形资产及其他资产：	intangible assets and other assets						实收资本	paid-in capital	63					
无形资产	intangible assets	30					减：已归还投资	Less: investment returned	64					
递延资产	deferred assets	31					实收资本净额	net paid-in capital	65					
长期待摊费用	long term unamortized expenses	32					资本公积	APIC	66					
其他长期资产	other long term assets	33					盈余公积	surplus reserves	67					
无形资产及其他资产合计	total intangible assets and other assets	34					其中：法定公益金	Among:legal public welfare fund	68					
							未分配利润	retained earnings	69					
递延税项：	deferred taxes						待确认收益	unrecoganized earning	70					
递延税款借项	deferred taxes assets	35					所有者权益）合计	total shareholders' equity	71					
资产总计	total assets	36					负债和所有者权益总计	total liabilities and shareholders' equity	72					

legal representative　　Accounting Department Head　　Submitter:

STATEMENTS OF INCOME (LOSS)

编报单位：浙江康迪车业有限公司

Producer: Zhejiang Kandi Vehicles Co., Ltd.

项目		行次	1-3月	4-6月	7-9月	10-12月	本月数	本年累计数	减:本期开以前发出商品	加：本期新增加发出商品	二季度调整后的销售收入	本年调整后的销售收入	此应减的已发未开为2012年12月
Item		Line	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec	amount in current month	accumulative amount of this year	Less:goods delivered before but invoiced during current period	add:new delivered goods during current period	sales adjusted in 2nd quarter	sales adjusted this year	
一、主营业务收入	1. sales	1											
减：主营业务成本	less:COGS	3											
主营业务税金及附加	sales tax and surcharge	5											
二、主营业务利润（亏损以"－"号填列）	**2. Gross profits ("-" means loss)**	7											
加：其他业务利润（亏损以"－"号填列）	add: other operating income("-"means loss)	9											
减：营业费用	less: selling expenses	11											
管理费用	general and administrative expenses	13											
财务费用	financial expenses	15											
三、营业利润（亏损以"－"号填列）	**3.operating income ("-"means loss)**	17											
加：投资收益（损失以"－"号填列）	add:investment income ("-" means loss)	19											
补贴收入	subsidy income	21											
营业外收入	other income	23											
减：营业外支出	other expenses	25											
四、利润总额（亏损总额以"－"号填列）	**4. total income("-"means loss)**	27											
减：所得税	less: income tax	29											
五、净利润（净亏损以"－"号填列）	**5.net profit("-"means loss)**	30											

legal representative

Accouting Head:

Submitter: